

Mail Stop 7010

March 4, 2009

**via U.S. mail and facsimile**

Ronald J. Kramer, Chief Executive Officer
Griffon Corporation
100 Jericho Quadrangle
Jericho, New York 11753

> **RE:** **Griffon Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed December 15, 2008**
> **Definitive Proxy Statement**
> **Filed December 29, 2008**
> **File No. 001-06620**

Dear Mr. Kramer:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2008

Risk Factors

If we were to lose any of our largest customers, our results of operations could be significantly harmed, page 11

1.  Please file copies of any contracts between the company and its largest customers that are identified in this section, such as Procter and Gamble (21% of total 2008 sales from continuing operations).  Otherwise, we should be advised supplementally why the contracts are not required to be filed pursuant to Item 601(b)(10)(ii)(B).

Part III

2.  We note that your proxy statement does not include disclosure of information required by Item 404 of Regulation S-K (Transactions with related person, promoters, and certain control persons), which is incorporated by reference into Part III of Form 10-K.  Please confirm supplementally that there is no information that you are required to disclose under Item 404(a), or tell us where the disclosure appears.   Please also provide supplementally, with a view toward future disclosure, the information regarding your policies and procedures for the review, approval or ratification of related party transactions, as required by Item 404(b).

Liquidity and Capital Resources, page 26

3.  You state operating cash flows from continuing operations were principally the result of decreased accounts receivable and increased accounts payable, partially offset by increased inventories and increased prepaid expenses and other current assets.  In future filings, revise your discussion, to address the reasons for the changes in operating assets and liabilities, specifically the increase in accounts payable and inventory and the decrease in accounts receivable.   Please disclose your DSO for each period and explain any variances, to the extent this disclosure would enhance an investors understanding of your cash flow position and the company's ability to adjust its future cash flows to meet needs and opportunities, both expected and unexpected.  Your DSO analysis should discuss any collectability or billing problems with any major customers or classes of customers or any significant changes in credit terms, collection efforts, credit utilization and/or delinquency policies.  Refer to FRR 501.03 and SEC Release 33-8350.

4.  Your customer concentration disclosures on pages 6 and 11 disclose that a significant amount of sales were made to Proctor & Gamble, The Home Depot and Menards, Inc. during the year ending September 30, 2008. Please provide a discussion within the liquidity section, in future filings, to discuss the effects of your customer concentrations on your liquidity and operations, specifically whether the loss of all or portion of the sales volume from a significant customer would have an adverse effect to liquidity or operations. Refer to Financial Reporting Codification 501.03.a.

5.  We note the disclosure regarding your covenants on page 27 and in Note 3 to the financial statements. In future filings, please expand this discussion to disclose the required ratios and amounts as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Provide a clear discussion of the ramifications of a covenant violation and a discussion of the financing options being considered in sufficient detail to allow an investor to see through the eyes of those who manage the business.

Contractual Obligations, page 29

6.  If material, to the extent you are required or planning to fund your pension plans in the future, please present funding contributions to your plans for at least the following year and, if known, for subsequent years. Include a footnote to the table that (1) discusses the basis for inclusion or exclusion of these obligations and (2) explicitly state the periods for which no amounts have been included in the table.

Critical Accounting Policies, page 29

7.  Please expand your critical accounting estimates section to include a discussion of the material assumptions you made in arriving at each critical estimate and to advise an investor of the financial statement impact if actual results differ. You should also consider commenting on your historical experience between estimates made and actual results. It appears more detailed disclosures related to each of these estimates are warranted in future filings.

    ▪ Please tell us and disclose in your critical accounting policy section for property, plant and equipment, whether you performed a SFAS 144 impairment test on your long-lived assets, specifically those assets included in the Garage Door segment. Considering the materiality of your long lived assets, the impact of the current economic environment, the recent SFAS 142

> analysis that resulted in goodwill impairment and the losses in your garage door segment, it is unclear why an impairment test under SFAS 144 would not be necessary.  If you have performed a test, please disclose the results, including the amount of headroom between the carrying value of the assets and their recoverable amount.  If not, please tell us your consideration of paragraph 8 of SFAS 144 as it relates to these assets and explain how you determined intangible assets and other long-lived assets are recoverable in the current market environment.
> - Please disclose the assumptions surrounding the recoverability of your deferred tax assets.
> - In your revenue recognition policy, discuss your return policy and policy for other sales incentives.  Your disclosure should also include the amount recorded each period for these incentives, expected return rates and how these expected rates have compared to historical rates.
> - With regard to your defined benefit plans, please ensure that your policy discussion includes a sensitivity analysis of the effect of changes in your material assumptions, such as your discount rates, future compensation levels, expected return on plan assets, and mortality rates.
> - Your goodwill and intangible asset policy should quantify the projected cash flows used in your analysis, the growth rate used in projecting cash flows, quantify the discount rate, include terminal value assumptions, and discuss how you assessed your reporting units under paragraph 30 and 31 of SFAS 142.
> - Provide a robust discussion of your inventory accounting policies, valuation methods, and underlying assumptions.  Also provide a quantification of the amount of inventory attributable to each segment as well as a discussion of how certain variations in raw material prices have impacted your valuation if at all.

> Refer to the Commission's guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Definitive Proxy Statement

Stock Ownership, page 11

8. Include a footnote to identify the person(s) who exercise sole or shared voting and/or investment power over the shares shown in the table for GAMCO Asset Management Inc. and its affiliates.

Base Salary, page 15

9. We note that you evaluate the compensation of senior management versus the comparators in each element of compensation and on an overall basis. Please tell us, with a view toward future disclosure, what amount or percentile of compensation paid by the comparator companies you use as a benchmark against which you base compensation for the named executive officers. Please also address where the actual compensation for each named executive officer falls in relation to the benchmarked information. To the extent actual compensation paid is different from a targeted benchmark, please explain why the committee determined to pay that amount of compensation.

10. Disclosure in this section states that the compensation committee evaluates compensation "versus selected comparators" in each element of compensation and on an overall basis. If the committee does not use all of the comparators that you have named on page 15 for each element of each named executive officer's compensation, please make this clear and explain why the committee omitted some of the comparators and the impact that any omission had on the compensation paid.

Cash Incentive Bonuses, page 15

11. Where bonuses are provided for in employment agreements, such as the agreement with Mr. Kramer, you should still provide disclosure that explains how the committee or board determined to provide for the bonus in the amount awarded. Please tell us supplementally, with a view toward disclosure in future filings, how the committee or board determined to provide for the guaranteed bonus of $581,250 in Mr. Kramer's employment agreement.

12. We note your statement that you have not awarded any bonuses under the Performance Bonus Plan. Please clarify whether this is because no targets have been established for the named executive officers under this plan, or because the officers did not meet the targets.

Equity – Based Compensation, page 16

13. Please clarify how the committee determines the amount of the equity based compensation that is awarded to named executive officers. We note your disclosure that the committee considers the level of the officer's responsibility and that previous grants of stock and options are reviewed in determining the size of an executive's award for any particular year. However, this disclosure should provide a more thorough and informative analysis of the committee's decision to provide the awards in the amounts indicated in the compensation tables. Please provide us supplementally with sample disclosure that you would propose to

include in future filings to address this comment.

14. Please explain supplementally why you believe that awarding equity grants on a quarterly basis "provides more consistency to the granting of awards" and how consistency serves your compensation goals. Provide sample disclosure that you would propose to include in future filings to address this comment.

\* \* \* \*

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Melissa Rocha at (202) 551-3854 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.  Please contact Dorine Miller with legal related questions at (202) 551-3711.

Sincerely,

Terence O'Brien
Accounting Branch Chief